UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Amendment No. 7
Under the Securities Exchange Act of 1934

CAREMARK ULYSSES HOLDING CORP.
(Name of Issuer)

Common Stock (par value $.01 per share)	913377107
(Title of class of securities)	(CUSIP number)

Capital Z Partners, Ltd. Capital Z Partners III Universal, GP, LP 142 West 57th Street, 3rd Floor New York, NY 10019 Attention: Mr. Craig Fisher Tel No. (212) 965-0800
(Name, address and telephone number of person authorized to receive notices and communications)

April 29, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Capital Z Financial Services Fund II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Financial Services Private Fund II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Partners, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0%
14	TYPE OF REPORTING PERSON:		PN

This page reflects beneficial ownership by Capital Z Partners, L.P. in its capacity as the general partner of Capital Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1	NAME OF REPORTING PERSON: Capital Z Partners, Ltd.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0%
14	TYPE OF REPORTING PERSON:		CO

This page reflects beneficial ownership by Capital Z Partners, Ltd. in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1	NAME OF REPORTING PERSON: Capital Z Management, LLC
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): [__%]		0.0%
14	TYPE OF REPORTING PERSON:		OO

1	NAME OF REPORTING PERSON: Capital Z Partners III Universal, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Partners III Universal, GP, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0%
14	TYPE OF REPORTING PERSON:		OO

This page reflects beneficial ownership by Capital Z Partners III Universal GP, L.P. in its capacity as the general partner of Capital Z Partners III Universal, L.P.

This Amendment No. 7 amends the original Schedule 13D filed on August 10, 1999, as amended by Amendment No. 1 dated July 18, 2001, Amendment No. 2 dated June 23, 2005, as amended July 12, 2005, Amendment No. 3 dated October 24, 2006, Amendment No. 4 dated May 7, 2007, Amendment No. 5 dated September 25, 2007 and Amendment No. 6 dated December 30, 2010 (as so amended, the “Schedule 13D”), and is filed by Capital Z Financial Services Fund II, L.P. (“Cap Z Fund II”), Capital Z Financial Services Private Fund II, L.P. (“Cap Z Private Fund II”), Capital Z Partners, L.P. (“Cap Z L.P.”), Capital Z Partners, Ltd. (“Cap Z Ltd.”), Capital Z Management, LLC (“Cap Z Management”), Capital Z Partners III Universal, L.P. (formerly known as Union Square Universal Partners, L.P.) (“Cap Z Universal”) and Capital Z Partners III Universal GP, LLC (formerly known as Union Square Universal GP, LLC) (“Cap Z Universal GP”) (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Caremark Ulysses Holding Corp., a New York corporation (formerly known as Universal American Corp.)  (the “Company”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

ITEM 1.           SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock of the Company. The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

ITEM 2.           IDENTITY AND BACKGROUND

Each of Cap Z Fund II and Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II historically invests in parallel with Cap Z Private Fund II.

Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of each of Capital Z Fund II and Cap Z Private Fund II.

Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P.

Cap Z Management is a Delaware limited liability company, the principal business of which is performing investment management services for Cap Z Fund II and Cap Z Private Fund II.

Cap Z Universal is a Delaware limited partnership formed to invest in securities of insurance, financial services and healthcare service companies.

Cap Z Universal GP is a Delaware limited liability company, the principal business of which is serving as the sole general partner of Cap Z Universal.

The principal business address of each of the Reporting Persons is 142 West 57th Street, 3rd Floor, New York, New York 10019.

The name and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

Name	Principal Occupation or Employment
Robert A. Spass	Chief Executive Officer and Chairman of the Board
Bradley E. Cooper	Senior Vice President
Roland V. Bernardon	Chief Financial Officer, Treasurer and Assistant Secretary
Craig Fisher	General Counsel and Secretary

Each of the above-listed individuals also serves as a director and/or executive officer of Cap Z Management and Cap Z Universal GP, in the same capacity as listed above. Each of the above-listed individuals is a citizen of the United States of America. The business address of each of the above-listed individuals is at Cap Z Ltd.’s and Cap Z Universal GP's offices, 142 West 57th Street, 3rd Floor, New York, New York 10019.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.           PURPOSE OF TRANSACTION

On April 29, 2011 (the “Closing Date”), CVS and the Company consummated the Merger contemplated by that certain Agreement and Plan of Merger, dated as of December 30, 2010, by and among CVS, the Company, and Merger Sub, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011 (as amended, the “Merger Agreement”).  Pursuant to the Merger Agreement and the Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated March 8, 2011 (as amended, the “Separation Agreement”), by and among CVS, the Company, and Universal American Corp. (formerly known as Universal American Spin Corp., previously known as Ulysses Spin Corp.), upon consummation of the Merger, the Reporting Persons became entitled to receive: (i) 20,170,136 shares of common stock, par value $0.01 per share, of Universal American Corp. and $282,381,904 in cash in exchange for 20,170,136 shares of Common Stock, (ii) 9,800 shares of common stock, par value $0.01 per share, of Universal American Corp. and $156,800 in cash in exchange for 9,800 shares of restricted Common Stock, and (iii) 60,500 shares of common stock, par value

$0.01 per share, of Universal American Corp. and $847,000 in cash in exchange for 605 shares of Series A Preferred Stock.  Pursuant to the terms of the Separation Agreement, the Reporting Persons are also entitled to receive 100,064 shares of common stock, par value $0.01 per share, of Universal American Corp. and $934,792 in cash in exchange for 145,400 options.

The Voting Agreement terminated in accordance with its terms on the Closing Date.

References to, and descriptions of, the Merger Agreement, Voting Agreement, and Separation Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement, the Voting Agreement and the Separation Agreement.  The Merger Agreement is included as Exhibit 10.1 of this Amendment No. 7 of the Schedule 13D, and is incorporated by reference into this Item 4 in its entirety.  Amendment No. 1 to Merger Agreement is included as Annex A to the Company’s Definitive Proxy Statement filed April 4, 2011, and is incorporated by reference into this Item 4 in its entirety.  The Voting Agreement is included as Exhibit 10.2 of this Amendment No. 7 of the Schedule 13D, and is incorporated by reference into this Item 4 in its entirety. The Separation Agreement is included as Annex B to the Company’s Definitive Proxy Statement filed April 4, 2011, and is incorporated by reference into this Item 4 in its entirety.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)  None of the Reporting Persons, nor the individuals listed in Item 2 may be deemed to beneficially own any shares of Common Stock and have no power to vote or dispose of any shares of Common Stock.

(c)  Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)  Not applicable.

(e)  April 29, 2011

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
7.1	Joint Filing Agreement
10.1
Agreement and Plan of Merger, dated as of December 30, 2010, by and among Universal American Corp., CVS Caremark Corporation and Ulysses Merger Sub, LLC (Previously filed as Exhibit 10.1 to Amendment No. 6 of the Schedule 13D and incorporated herein by reference.)

10.2	Voting Agreement, dated as of December 30, 2010, by and among CVS Caremark Corporation and the stockholders of Universal American Corp. party thereto. (Previously filed as Exhibit 10.2 to Amendment No. 6 of the Schedule 13D and incorporated herein by reference.)
10.3
Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, LLC and Universal American Corp. (Incorporated by reference to Annex A to the Company’s Definitive Proxy Statement filed April 4, 2011.)

10.4
Separation Agreement, dated as of December 30, 2010, as amended by Amendment No. 1, dated as of March 8, 2011, by and among CVS Caremark Corporation, Ulysses Spin Corp. and Universal American Corp. (Incorporated by reference to Annex B to the Company’s Definitive Proxy Statement filed April 4, 2011.)

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:           May 9, 2011

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, L.P.
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, LTD.

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z MANAGEMENT, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III UNIVERSAL, L.P. By: CAPITAL Z PARTNERS III UNIVERSAL GP, LLC, its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III UNIVERSAL GP, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel